EXHIBIT 99.1

ASSURED GUARANTY CORP.

Assured Guaranty Corp.

Consolidated Balance Sheets

(in thousands of U.S. dollars except per share and share amounts)

(Unaudited)

	June 30,	December 31,
	2008	2007
Assets
Fixed maturity securities, at fair value (amortized cost: $1,465,500 in 2008 and $1,270,392 in 2007)	$1,474,737	$1,311,278
Short-term investments, at cost which approximates fair value	215,429	44,040
Total investments	1,690,166	1,355,318
Cash and cash equivalents	2,767	1,785
Accrued investment income	19,503	16,586
Deferred acquisition costs	74,004	78,910
Prepaid reinsurance premiums	186,755	97,311
Reinsurance recoverable on ceded losses	28,195	20,478
Premiums receivable	17,173	14,977
Goodwill	85,417	85,417
Credit derivative assets	156,279	4,552
Deferred tax asset	16,504	132,622
Salvage recoverable	70,562	6,243
Other assets	35,742	17,812
Total assets	$2,383,067	$1,832,011

Liabilities and shareholder’s equity
Liabilities
Unearned premium reserves	$641,936	$346,756
Reserves for losses and loss adjustment expenses	133,077	70,411
Profit commissions payable	3,971	3,628
Reinsurance balances payable	77,693	12,902
Current income taxes payable	—	2,134
Funds held by Company under reinsurance contracts	5,298	5,300
Credit derivative liabilities	230,232	473,862
Other liabilities	56,159	49,823
Total liabilities	1,148,366	964,816

Commitments and contingencies
Shareholder’s equity
Preferred stock ($1,000 liquidation preference, 200,004 shares authorized; none issued and outstanding in 2008 and 2007)	—	—
Common stock ($720.00 par value, 500,000 shares authorized; 20,834 shares issued and outstanding in 2008 and 2007)	15,000	15,000
Additional paid-in capital	480,369	380,359
Retained earnings	731,456	443,292
Accumulated other comprehensive income	7,876	28,544
Total shareholder’s equity	1,234,701	867,195
Total liabilities and shareholder’s equity	$2,383,067	$1,832,011

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Operations and Comprehensive Income
(in thousands of U.S. dollars)

(Unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Revenues
Gross written premiums	$199,520	$47,153	$343,801	$82,518
Ceded premiums	(63,863)	(7,476)	(104,347)	(22,569)
Net written premiums	135,657	39,677	239,454	59,949
Increase in net unearned premium reserves	(116,636)	(25,559)	(204,399)	(29,301)
Net earned premiums	19,021	14,118	35,055	30,648
Net investment income	17,442	15,133	33,546	30,789
Net realized investment gains (losses)	1,557	(558)	2,224	(670)
Change in fair value of credit derivatives
Realized gains and other settlements on credit derivatives	24,042	12,109	44,865	23,914
Unrealized gains (losses) on credit derivatives	610,556	(11,856)	394,169	(18,194)
Net change in fair value of credit derivatives	634,598	253	439,034	5,720
Other income	9,049	—	17,585	—
Total revenues	681,667	28,946	527,444	66,487
Expenses
Loss and loss adjustment expenses (recoveries)	23,495	(15,131)	47,020	(22,416)
Profit commission expense	(24)	(401)	407	(401)
Acquisition costs	3,271	3,422	6,815	8,055
Other operating expenses	12,920	11,404	27,463	23,037
Interest expense	—	—	—	111
Other expense	1,715	651	2,450	1,252
Total expenses	41,377	(55)	84,155	9,638

Income before provision for income taxes	640,290	29,001	443,289	56,849
Provision for income taxes
Current	8,595	3,254	20,621	12,958
Deferred	211,566	3,792	127,191	537
Total provision for income taxes	220,161	7,046	147,812	13,495
Net income	420,129	21,955	295,477	43,354
Other comprehensive loss, net of taxes
Unrealized holding losses on fixed maturity securities arising during the year	(9,850)	(13,114)	(19,128)	(15,393)
Reclassification adjustment for realized (gains) losses included in net income	(1,012)	363	(1,446)	436
Change in net unrealized gains on fixed maturity securities	(10,862)	(12,751)	(20,574)	(14,957)
Change in cumulative translation adjustment	(424)	323	(94)	349
Other comprehensive loss, net of taxes	(11,286)	(12,428)	(20,668)	(14,608)
Comprehensive income	$408,843	$9,527	$274,809	$28,746

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Shareholder’s Equity
For the Six Months Ended June 30, 2008
(in thousands of U.S. dollars)

(Unaudited)

	Preferred Stock	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income	Total Shareholder’s Equity
Balance, December 31, 2007	$—	$15,000	$380,359	$443,292	$28,544	$867,195
Net income	—	—	—	295,477	—	295,477
Dividends	—	—	—	(7,313)	—	(7,313)
Capital contribution	—	—	100,000	—	—	100,000
Tax benefit for stock options exercised	—	—	10	—	—	10
Change in cumulative translation adjustment	—	—	—	—	(94)	(94)
Unrealized loss on fixed maturity securities, net of tax of $(11,075)	—	—	—	—	(20,574)	(20,574)
Balance, June 30, 2008	$—	$15,000	$480,369	$731,456	$7,876	$1,234,701

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Consolidated Statements of Cash Flows
(in thousands of U.S. dollars)

(Unaudited)

	Six Months Ended June 30,
	2008	2007
Operating activities
Net income	$295,477	$43,354
Adjustments to reconcile net income to net cash flows provided by operating activities:
Non-cash operating expenses	6,267	6,539
Net amortization of premium on fixed maturity securities	1,758	781
Provision for deferred income taxes	127,191	537
Net realized investment (gains) losses	(2,224)	670
Unrealized (gains) losses on credit derivatives	(398,072)	18,249
Fair value gain on committed capital securities	(17,407)	—
Change in deferred acquisition costs	4,906	(4,318)
Change in accrued investment income	(2,917)	(881)
Change in premiums receivable	(2,196)	(1,911)
Change in prepaid reinsurance premiums	(89,444)	(10,236)
Change in unearned premium reserves	295,180	39,718
Change in reserves for losses and loss adjustment expenses, net	55,421	(26,992)
Change in profit commissions payable	343	(490)
Change in funds held by Company under reinsurance contracts	(2)	64
Change in current income taxes	(2,711)	2,946
Tax benefit for stock options exercised	(10)	(137)
Other changes in credit derivatives assets and liabilities, net	2,715	(2,066)
Other	(9,995)	(24,533)
Net cash flows provided by operating activities	264,280	41,294

Investing activities
Fixed maturity securities:
Purchases	(309,615)	(191,190)
Sales	124,897	147,589
Maturities	—	6,180
(Purchases) sales of short-term investments, net	(171,324)	26,697
Net cash flows used in investing activities	(356,042)	(10,724)

Financing activities
Capital contribution	100,000	—
Dividends paid	(7,313)	(12,125)
Tax benefit for stock options exercised	10	137
Net cash flows provided by (used in) investing activities	92,697	(11,988)
Effect of exchange rate changes	47	207
Increase in cash and cash equivalents	982	18,789
Cash and cash equivalents at beginning of period	1,785	1,458
Cash and cash equivalents at end of period	$2,767	$20,247

Supplementary cash flow information
Cash paid during the period for:
Income taxes	$23,336	$10,010
Interest	$—	$111

The accompanying notes are an integral part of these consolidated financial statements.

Assured Guaranty Corp.
Notes to Consolidated Financial Statements

June 30, 2008

(Unaudited)

1.  Business and Organization

Assured Guaranty Corp. (the “Company” or “AGC”) is a Maryland domiciled company, which commenced operations in January 1988 and provides insurance and reinsurance of investment grade financial guaranty exposures, including municipal and nonmunicipal reinsurance and credit default swap (“CDS”) transactions.  The Company’s ultimate parent is Assured Guaranty Ltd., a Bermuda-based insurance holding company, which is publicly traded on the New York Stock Exchange. The Company owns 100% of Assured Guaranty (UK) Ltd. (“AG (UK)”), a company organized under the laws of the United Kingdom.

The Company and AG (UK) have financial strength ratings of AAA, AAA and Aaa as of June 30, 2008 from Standard & Poor’s Inc., a division of The McGraw-Hill Companies, Inc., Fitch Ratings, and Moody’s Investors Service, respectively, and is licensed in 52 jurisdictions.  On July 21, 2008, Moody’s Investors Service (“Moody’s”)placed under review for possible downgrade the Aaa insurance financial strength ratings of the Company and AG (UK). Moody’s has also placed under review for possible downgrade the Aa3 senior unsecured rating of the Company’s direct parent, Assured Guaranty US Holdings Inc. and the Aa3 issuer rating of the ultimate holding company, Assured Guaranty Ltd. (See Note 13).

Financial guaranty insurance provides an unconditional and irrevocable guaranty that protects the holder of a financial obligation against non-payment of principal and interest when due. Financial guaranty insurance may be issued to the holders of the insured obligations at the time of issuance of those obligations, or may be issued in the secondary market to holders of public bonds and structured securities.  A loss event occurs upon existing or anticipated credit deterioration, while a payment under a policy occurs when the insured obligation defaults.  This requires the Company to pay the required principal and interest when due in accordance with the underlying contract. The principal types of obligations covered by the Company’s financial guaranty direct and financial guaranty assumed reinsurance businesses are structured finance obligations and public finance obligations. Because both businesses involve similar risks, the Company analyzes and monitors its financial guaranty direct portfolio and financial guaranty assumed reinsurance portfolio on a unified process and procedure basis.

Certain of the Company’s financial guaranty insurance contracts include derivatives. A derivative is a financial instrument whose characteristics and value depend upon the characteristics and value of an underlying security. Derivatives are discussed in more detail in Note 4.

The Company’s financial results include three principal business segments: financial guaranty direct, financial guaranty reinsurance and other.  These segments are further discussed in Note 11.

On April 8, 2008, investment funds managed by WL Ross & Co. LLC (“WL Ross”) purchased 10,651,896 shares of the Company’s common equity at a price of $23.47 per share, resulting in proceeds to Assured Guaranty Ltd. of $250.0 million. Assured Guaranty Ltd. contributed $150.0 million of these proceeds to its Bermuda domiciled reinsurance subsidiary, Assured Guaranty Re Ltd. (“AG Re”). In addition, Assured Guaranty Ltd. contributed $100.0 million of these proceeds to its subsidiary, Assured Guaranty US Holdings Inc., which in turn contributed the same amount to the Company.  The commitment to purchase these shares was previously announced on February 29, 2008. In addition, Wilbur L. Ross, Jr., President and Chief Executive Officer of WL Ross, was appointed to the Board of Directors of Assured Guaranty Ltd. to serve a term expiring at Assured Guaranty Ltd.’s 2009 annual general meeting of shareholders. Mr. Ross’s appointment became effective immediately following Assured Guaranty Ltd.’s 2008 annual general meeting of shareholders, which was held on May 8, 2008. WL Ross has a remaining commitment through April 8, 2009 to purchase up to $750.0 million of Assured Guaranty Ltd.’s common equity, at Assured Guaranty Ltd.’s option, subject to the terms and conditions of the investment agreement with Assured Guaranty Ltd. dated February 28, 2008. In accordance with the investment agreement, Assured Guaranty Ltd. may exercise this option in one or more drawdowns, subject to a minimum drawdown of $50 million, provided that the purchase price per common share for the subsequent shares is not greater than 17.5% above, or less than 17.5% below, the price per common share for the initial shares.  The purchase price per common share for such shares will be equal to 97% of the volume weighted average price of a common share on the NYSE for the 15 NYSE trading days prior to the applicable drawdown notice. As of June 30, 2008, and as of the date of this filing, the purchase price per common share is outside of this range and therefore Assured Guaranty Ltd. may not, at this time, exercise theirits option for WL Ross to purchase additional shares. Additionally, in accordance with the investment agreement, at this time the ratings of Assured Guaranty Ltd.’s operating subsidiaries, Assured Guaranty Corp. and Assured Guaranty Re Ltd., are not “stable” and therefore it may not exercise its option for WL Ross to purchase additional shares.

2.  Significant Accounting Policies

Basis of Presentation

The unaudited interim consolidated financial statements, which include the accounts of the Company, have been prepared in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and, in the opinion of management, reflect all adjustments, which are of a normal recurring nature, necessary for a fair presentation of the Company’s financial condition, results of operations and cash flows for the periods presented.  The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates. These unaudited interim consolidated financial statements cover the three-month period ended June 30, 2008 (“Second Quarter 2008”),  the three-month period ended June 30, 2007 (“Second Quarter 2007”), the six-month period ended June 30, 2008 (“Six Months 2008”) and the six-month period ended June 30, 2007 (“Six Months 2007”). Operating results for the three- and six-month periods ended June 30, 2008 are not necessarily indicative of the results that may be expected for a full year.  These unaudited interim consolidated financial statements should be read in conjunction with the financial statements included in the audited consolidated financial statements of Assured Guaranty Ltd. (“Assured Guaranty”) as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007 which was filed with the Securities and Exchange Commission as Exhibit 99.1.

Assured Guaranty Corp. and its U.K. subsidiary are subject to U.S. and U.K. income tax.  The provision for income taxes is calculated in accordance with Statement of Financial Accounting Standards (“FAS”) FAS No. 109, “Accounting for Income Taxes”.  The Company’s provision for income taxes for interim financial periods is not based on an estimated annual effective rate due to the variability in changes in fair value of its credit derivatives , which prevents the Company from projecting a reliable estimated annual effective tax rate and pre-tax income for the full year of 2008.  A discrete calculation of the provision is calculated for each interim period.

Reclassifications

Certain prior year items have been reclassified to conform to the current year presentation.

Effective with the quarter ended March 31, 2008, the Company reclassified the revenues, expenses and balance sheet items associated with financial guaranty contracts that the Company writes in the form of credit default swap (“CDS”) contracts.  The reclassification does not change the Company’s net income (loss) or shareholder’s equity.  This reclassification is being adopted by the Company after agreement with member companies of the Association of Financial Guaranty Insurers in consultation with the staffs of the Office of the Chief Accountant and the Division of Corporate Finance of the Securities and Exchange Commission.  The reclassification is being implemented in order to increase comparability of the Company’s financial statements with other financial guaranty companies that have CDS contracts.

The Company’s CDS contracts provide for credit protection against payment default and have substantially the same terms and conditions as its financial guaranty insurance contracts.  Under GAAP, however, CDS contracts are subject to derivative accounting rules and financial guaranty policies are subject to insurance accounting rules.

In the accompanying unaudited interim consolidated statements of operations and comprehensive income, the

Company has reclassified previously reported CDS revenues from “net earned premiums” to “realized gains and other settlements on credit derivatives.”  Loss and loss adjustment expenses and recoveries that were previously included in “loss and loss adjustment expenses (recoveries)” have been reclassified to “realized gains and other settlements on credit derivatives,” as well.  Portfolio and case loss and loss adjustment expenses have been reclassified from “loss and loss adjustment expenses (recoveries)” and are included in “unrealized gains (losses) on credit derivatives,” which previously included only unrealized mark to market gains or losses on the Company’s contracts written in CDS form.  In the consolidated balance sheet, the Company reclassified all CDS-related balances previously included in “unearned premium reserves,” “reserves for losses and loss adjustment expenses,” “prepaid reinsurance premiums,” “premiums receivable” and “reinsurance balances payable” to either “credit derivative liabilities” or “credit derivative assets,” depending on the net position of the CDS contract at each balance sheet date.

The effects of these reclassifications on the Company’s consolidated statements of operations and comprehensive income and cash flows for the three and six months ended June 30, 2007 are as follows (dollars in thousands):

	Three Months Ended June 30, 2007
	As previously reported	As reclassified
Gross written premiums	$62,024	$47,153
Ceded premiums	(10,990)	(7,476)
Net written premiums	51,034	39,677
Increase in unearned premium reserves	(25,692)	(25,559)
Net earned premiums	25,342	14,118
Realized gains and other settlements on credit derivatives	—	12,109
Unrealized losses on derivative financial instruments	(12,320)	—
Unrealized losses on credit derivatives	—	(11,856)
Loss and loss adjustment expenses (recoveries)	(15,589)	(15,131)
Acquisition costs	2,531	3,422
Net income	21,955	21,955

	Six Months Ended June 30, 2007
	As previously reported	As reclassified
Gross written premiums	$111,445	$82,518
Ceded premiums	(28,662)	(22,569)
Net written premiums	82,783	59,949
Increase in unearned premium reserves	(29,867)	(29,301)
Net earned premiums	52,916	30,648
Realized gains and other settlements on credit derivatives	—	23,914
Unrealized losses on derivative financial instruments	(18,249)	—
Unrealized losses on credit derivatives	—	(18,194)
Loss and loss adjustment expenses (recoveries)	(22,465)	(22,416)
Acquisition costs	6,403	8,055
Net income	43,354	43,354

	Six Months Ended June 30, 2007
	As previously reported	As reclassified
CASH FLOWS FROM OPERATING ACTIVITIES:
Change in unrealized losses on derivative financial instruments	$18,249	$—
Unrealized losses on credit derivatives	—	18,249
Other changes in credit derivative assets and liabilities, net	—	(2,066)
Change in premiums receivable	(6,021)	(1,911)
Change in prepaid reinsurance premiums	(10,561)	(10,236)
Change in unearned premium reserves	40,608	39,718
Change in reserves for losses and loss adjustment expenses, net	(25,513)	(26,992)
Net cash provided by operating activities	41,294	41,294

These adjustments had no impact on net income (loss), comprehensive income (loss), earnings (loss) per share, cash flows or total shareholder’s equity.

3.  Recent Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board (“FASB”) issued FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, since the FASB had previously concluded in those accounting pronouncements that fair value is the relevant measure. Accordingly, FAS 157 does not require any new fair value measurements. FAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company adopted FAS 157 effective January 1, 2008. See Note 12.

In February 2007, the FASB issued FAS No. 159, “The Fair Value Option for Financial Assets and Liabilities” (“FAS 159”). FAS 159 allows entities to voluntarily choose, at specified election dates, to measure many financial assets and financial liabilities (as well as certain nonfinancial instruments that are similar to financial instruments) at fair value (the “fair value option”). The election is made on an instrument-by-instrument basis and is irrevocable. If the fair value option is elected for an instrument, FAS 159 specifies that all subsequent changes in fair value for that instrument shall be reported in the Statement of Operations and Comprehensive Income. FAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company adopted FAS 159 effective January 1, 2008. The Company did not apply the fair value option to any eligible items on its adoption date.

In April 2007, the FASB Staff issued FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”), which permits companies to offset cash collateral receivables or payables with net derivative positions under certain circumstances. FSP FIN 39-1 is effective for fiscal years beginning after November 15, 2007, with early adoption permitted. FSP FIN 39-1 did not affect the Company’s results of operations or financial position.

In March 2008, the FASB issued FAS No. 161, “Disclosures About Derivative Instruments and Hedging Activities – An Amendment of FASB Statement No. 133” (“FAS 161”). FAS 161 establishes the disclosure requirements for derivative instruments and for hedging activities. FAS 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. Early application is encouraged. FAS 161 is not expected to have an impact on the Company’s current results of operations or financial position.

In May 2008, the FASB issued FAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An Interpretation of FASB Statement No. 60” (“FAS 163”). FAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default (insured event) when there is evidence that credit deterioration has occurred in an insured financial obligation.  FAS 163 also clarifies the methodology to be used for financial guaranty premium revenue recognition and claim liability measurement ,as well as requiring expanded disclosures about the insurance enterprise’s risk management activities. The provisions of FAS 163 related to premium revenue recognition and claim liability measurement are effective for financial statements issued for fiscal years beginning after December 15, 2008, and all interim periods within those fiscal years.  Earlier application of these provisions is not permitted.  The expanded risk management activity disclosure provisions of FAS 163 are effective for the third quarter of 2008.  FAS 163 will be applied to all existing and future financial guaranty insurance contracts written by the Company.  The cumulative effect of initially applying FAS 163 will be recorded as an adjustment to retained earnings as of January 1, 2009.  The adoption of FAS 163 is expected to have a material effect on the Company’s financial statements.  The Company is in the process of estimating the impact of its adoption of FAS 163.  The Company will continue to follow its existing accounting policies in regards to premium revenue recognition and claim liability measurement until it adopts FAS 163 on January 1, 2009.

4.  Credit Derivatives

Credit derivatives issued by the Company, principally in the form of CDS contracts, have been deemed to meet the definition of a derivative under FAS No. 133, “Accounting for Derivative Instruments and Hedging Activities” (“FAS 133”), FAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities” (“FAS 149”) and FAS No. 155, “Accounting for Certain Hybrid Financial Instruments” (“FAS 155”). FAS 133, FAS 149 and FAS 155 (which the Company adopted on January 1, 2007) establish accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives), and for hedging activities. FAS 133 and FAS 149 require that an entity recognize all derivatives as either assets or liabilities in the consolidated balance sheets and measure those instruments at fair value. If certain conditions are met, a derivative may be specifically designated as a fair value, cash flow or foreign currency hedge. FAS 155 requires companies to recognize freestanding or embedded derivatives relating to beneficial interests in securitized financial instruments. This recognition was not required prior to January 1, 2007. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company had no derivatives that were designated as hedges during 2008 and 2007.

Realized gains and other settlements on credit derivatives include credit derivative premiums received and receivable for credit protection the Company has sold under its insured CDS as well as any contractual claim losses paid and payable related to insured credit events under these contracts, ceding commissions (expense) income and realized gains or losses related to their early termination.  The Company generally holds credit derivative contracts to maturity.  However, in certain circumstances such as for risk management purposes or as a result of a decision to exit a line of business, the Company may decide to terminate a credit derivative contract prior to maturity.

The following table disaggregates realized gains and other settlements on credit derivatives into its component parts for the three- and six-month periods ended June 30, 2008 and 2007 (dollars in thousands):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
Realized gains and other settlements on credit derivatives
Net credit derivative premiums received and receivable	$21,592	$11,224	$40,455	$22,268
Net credit derivative losses paid and payable	—	(6)	—	(6)
Ceding commissions income (expense), net	2,450	891	4,410	1,652
Total realized gains and other settlements on credit derivatives	$24,042	$12,109	$44,865	$23,914

Unrealized gains (losses) on credit derivatives represent the adjustments for changes in fair value that are recorded in each reporting period, under FAS 133. Changes in unrealized gains and losses on credit derivatives are reflected in the consolidated statements of operations and comprehensive income in unrealized losses on credit derivatives. Cumulative unrealized losses, determined on a contract by contract basis, are reflected as liabilities in the

Company’s balance sheets. Cumulative unrealized gains are reflected as assets. Unrealized gains and losses resulting from changes in the fair value of credit derivatives occur because of changes in interest rates, credit spreads, recovery rates, the credit ratings of the referenced entities and the issuing Company’s own credit rating and other market factors. The unrealized losses on credit derivatives will reduce to zero as the exposure approaches its maturity date, unless there is a payment default on the exposure. Changes in the fair value of the Company’s credit derivative contracts do not reflect actual claims or credit losses, and have no impact on the Company’s claims paying resources, rating agency capital or regulatory capital positions.

The Company determines fair value of its credit derivative contracts primarily through modeling that uses various inputs such as credit spreads, based on observable market indices and on recent pricing for similar contracts, and expected contractual life to derive an estimate of the value of our contracts in our principal market (see Note 12). Credit spreads capture the impact of recovery rates and performance of underlying assets, among other factors, on these contracts.  The Company’s pricing model takes into account not only how credit spreads on risks that it assumes affects pricing, but how the Company’s own credit spread affects the pricing of its deals.  If credit spreads of the underlying obligations change, the fair value of the related credit derivative changes. Market liquidity could also impact valuations of the underlying obligations.

The impact of changes in credit spreads will vary based upon the volume, tenor, interest rates, and other market conditions at the time these fair values are determined. In addition, since each transaction has unique collateral and structure terms, the underlying change in fair value of each transaction may vary considerably. The fair value of credit derivative contracts also reflects the change in the Company’s own credit cost based on the price to purchase credit protection on AGC.  During Second Quarter 2008 and Six Months 2008, the Company incurred net pre-tax mark-to-market gains on credit derivative contracts of $610.6 million and $394.2 million, respectively.  The Second Quarter gain includes a gain of $958.7 million associated with the change in AGC’s credit spread, which widened substantially from 540 basis points at March 31, 2008 to 900 basis points at June 30, 2008. Management believes that the widening of AGC’s credit spread is the result of, among other things, the reduced liquidity in the market and increased demand for credit protection against AGC commensurate with the Company’s increased new business production and the correlation between AGC’s risk profile and that experienced currently by the broader financial markets.   Partially offsetting the gain attributable to the increase in AGC’s credit spread were declines in fixed income security market prices primarily attributable to widening spreads in certain markets as a result of the continued deterioration in credit markets and some credit rating downgrades, rather than from delinquencies or defaults on securities guaranteed by the Company.  The higher credit spreads in the fixed income security market are due to the recent lack of liquidity in the high yield collateralized debt obligation and collateralized loan obligation markets as well as continuing market concerns over the most recent vintages of subprime residential mortgage backed securities.

The total notional amount of credit derivative exposure outstanding as of June 30, 2008 and December 31, 2007 and included in the Company’s financial guaranty exposure was $58.3 billion and $53.0 billion, respectively.

The components of the Company’s unrealized gain (loss) on credit derivatives as of June 30, 2008 are:

Asset Type	Par Outstanding (in Billions)	Weighted Average Credit Rating	Second Quarter 2008 Unrealized Gain (Loss) (in millions)	Six Months 2008 Unrealized Gain (Loss) (in millions)
Corporate collateralized loan obligations	$21.7	AAA	$325.3	$247.1
Market value CDOs	2.6	AAA	38.5	38.3
Trust Preferred securities	4.8	AAA	56.3	48.2
Total pooled corporate obligations	29.1	AAA	420.1	333.6
Commercial mortgage-backed securities	4.8	AAA	92.2	66.0
Residential mortgage-backed securities	16.1	AAA	171.6	137.4
Other	7.9	AA-	(73.3)	(142.8)
Total	$57.8	AAA	$610.6	$394.2

Corporate collateralized loan obligations, market value CDO’s, and trust preferred securities, which comprise the Company’s pooled corporate exposures, include all U.S. structured finance pooled corporate obligations and international pooled corporate obligations.  Commercial mortgage-backed securities is comprised of commercial U.S. structured finance and commercial international mortgage backed securities.  Residential mortgage-backed securities is comprised of prime and subprime U.S. mortgage-backed and home equity securities, international residential mortgage-backed and international home equity securities.  Other includes all other U.S. and international asset classes, such as commercial receivables, and international infrastructure and pooled infrastructure securities.

The unrealized loss of $(73.3) million and $(142.8) million for the Second Quarter and Six Months ended June 30, 2008 in the Other asset type is primarily attributable to a change in the call date assumption for a pooled infrastructure during the Second Quarter 2008, that resulted in a unrealized loss of $(50.0) million, and a ratings downgrade on a wrapped film securitization transaction, that resulted in an unrealized loss of $(29.5) million. Other also includes management’s estimate of credit related impairments for the company’s credit derivative exposures of $2.4 million and $3.9 million for the second quarter and six months ended June 30, 2008, respectively. With considerable volatility continuing in the market, the fair value adjustment amount may fluctuate significantly in future periods.

The following table presents additional details about the Company’s unrealized gain on pooled corporate obligation credit derivatives, which includes collateralized loan obligations, market value CDOs and trust preferred securities, by asset type as of June 30, 2008:

Asset Type	Original Subordination (2)	Current Subordination (2)	Par Outstanding (in Billions)	Weighted Average Credit Rating (1)	Second Quarter 2008 Unrealized Gain (Loss) (in millions)	Six Months 2008 Unrealized Gain (Loss) (in millions)
High yield corporates	36.3%	34.3%	$18.8	AAA	$302.3	$235.3
Trust Preferred	45.9%	43.7%	4.8	AAA	56.3	48.2
Market value CDOs of corporates	41.4%	39.1%	2.6	AAA	38.5	38.3
Investment grade corporates	28.7%	29.6%	1.8	AAA	13.9	5.6
Commercial real estate	49.0%	48.9%	0.8	AAA	8.4	6.5
CDO of CDOs (corporate)	34.6%	35.3%	0.4	AAA	0.6	(0.3)
Total	38.2%	36.4%	$29.1	AAA	$420.1	$333.6

(1)        Based on the Company’s internal rating, which is on a comparabel scale to that of the nationally recognized rating agencies.

(2)         Represents the sum of subordinate tranches and over-collateralization and does not include any benefit from excess interest collections that may be used to absorb loss.

The following table presents additional details about the Company’s unrealized gain on credit derivatives associated with commercial mortgage-backed securities by vintage as of June 30, 2008:

Vintage	Original Subordination (2)	Current Subordination (2)	Par Outstanding (in Billions)	Weighted Average Credit Rating (1)	Second Quarter 2008 Unrealized Gain (Loss) (in millions)	Six Months 2008 Unrealized Gain (Loss) (in millions)
2004 and Prior	20.6%	28.5%	$0.3	AAA	$5.1	$5.0
2005	27.8%	28.8%	2.6	AAA	54.6	41.4
2006	27.0%	27.5%	1.6	AAA	28.2	17.5
2007	35.8%	35.9%	0.2	AAA	4.3	2.1
2008	—	—	—	—	—	—
Total	27.4%	28.6%	$4.8	AAA	$92.2	$66.0

The following tables present additional details about the Company’s unrealized gain on credit derivatives associated with residential mortgage-backed securities by vintage and asset type as of June 30, 2008:

Vintage	Original Subordination (2)	Current Subordination (2)	Par Outstanding (in Billions)	Weighted Average Credit Rating (1)	Second Quarter 2008 Unrealized Gain (Loss) (in millions)	Six Months 2008 Unrealized Gain (Loss) (in millions)
2004 and Prior	5.2%	11.3%	$0.4	AA-	$3.8	$1.4
2005	23.9%	46.7%	3.9	AAA	53.8	66.1
2006	15.8%	22.5%	4.8	AAA	110.3	121.5
2007	16.1%	18.0%	6.9	AAA	3.7	(51.7)
2008	—	—	—	—	—	—
Total	17.6%	26.1%	$16.1	AAA	$171.6	$137.4

Asset Type	Original Subordination (2)	Current Subordination (2)	Par Outstanding (in Billions)	Weighted Average Credit Rating (1)	Quarter-to-date Unrealized Gain (Loss) (in millions)	Year-to-date Unrealized Gain (Loss) (in millions)
Alt-A Loans - RMBS	20.3%	23.6%	$3.9	AAA	$(18.9)	$(61.7)
Prime First Lien RMBS	10.4%	12.2%	7.5	AAA	42.8	26.4
Subprime RMBS	26.8%	52.4%	4.7	AA+	147.7	172.7
Total	17.6%	26.1%	$16.1	AAA	$171.6	$137.4

In general, the Company structures credit derivative transactions such that the method for making loss payments is similar to that for financial guaranty policies and only occurs as losses are realized on the underlying reference obligation. Nonetheless, credit derivative transactions are governed by International Swaps and Derivatives Association, Inc. (“ISDA”) documentation and may operate differently from financial guaranty insurance policies. For example, the Company’s control rights with respect to a reference obligation under a credit derivative may be more limited than when the Company issues a financial guaranty policy. In addition, while the Company’s exposure under credit derivatives, like the Company’s exposure under financial guaranty insurance policies, have been generally for as long as the reference obligation remains outstanding, unlike financial guaranty policies, a credit derivative may be terminated for a breach of the ISDA documentation or other specific events. In some older credit derivative transactions, one such specified event is the failure of the Company to maintain specified financial strength ratings ranging from A+ to BBB-. If a credit derivative is terminated the Company could be required to make a mark-to-market payment as determined under the ISDA documentation. For example, if the Company’s rating were downgraded to A, under market conditions at June 30, 2008, if the counterparties exercised their right to terminate their credit derivatives, the Company would have been required make mark-to-market payments of approximately $73 million. Further, if the Company’s rating was downgraded to levels between “BBB+” and “BB+” it would have been required to make additional mark to market payments of approximately $131 million at June 30, 2008. As of June 30, 2008 the Company had pre-IPO transactions with approximately $1.4 billion of par subject to collateral posting due to changes in market value. Currently no additional collateral posting is required or anticipated for these transactions.

As of June 30, 2008 and December 31, 2007, the Company considered the impact of its own credit risk, in collaboration with credit spreads on risk that it assumes through CDS contracts, in determining the fair value of its credit derivatives.    The Company determines its own credit risk based on quoted CDS prices traded on the Company at each balance sheet date.  The quoted price of CDS contracts traded on the Company at June 30, 2008 and December 31, 2007 was 900 basis points and 180 basis points, respectively.  Historically, the price of CDS traded on the Company generally moves directionally the same as general market spreads.  Generally, a widening of the CDS prices traded on the Company has an effect of offsetting unrealized losses that result from widening general market credit spreads, while a narrowing of the CDS prices traded on the Company has an effect of offsetting unrealized gains that result from narrowing general market credit spreads.  An overall narrowing of spreads generally results in an unrealized gain on credit derivatives for the Company and an overall widening of spreads generally results in an unrealized loss for the Company.

The following table summarizes the estimated change in fair values on the net balance of the Company’s credit derivatives positions assuming immediate parallel shifts in credit spreads at June 30, 2008:

(Dollars in millions)

Credit Spreads(1)	Estimated Net Fair Value (Pre-Tax)	Estimated Pre-Tax Change in Gain / (Loss)
June 30, 2008:
100% widening in spreads	$(559.8)	$(475.4)
50% widening in spreads	(324.4)	(240.0)
25% widening in spreads	(205.7)	(121.3)
10% widening in spreads	(134.6)	(50.2)
Base Scenario	(84.4)	—
10% narrowing in spreads	(49.2)	35.2
25% narrowing in spreads	2.0	86.4
50% narrowing in spreads	86.6	171.0

(1) Includes the effects of spreads on both the underlying asset classes and the Company’s own credit spread.

5.  U.S. Residential Mortgage-Backed Security Exposures

                The Company insures various types of residential mortgage-backed securitizations (“RMBS”). Such transactions may include obligations backed by closed-end first mortgage loans and closed and open-end second mortgage loans or home equity loans on one-to-four family residential properties, including condominiums and cooperative apartments. A RMBS transaction where the underlying collateral is comprised of revolving home equity lines of credit is generally referred to as a “HELOC” transaction. In general, the collateral supporting HELOC securitizations are second lien loans made to prime borrowers. As of June 30, 2008, the Company had net par outstanding of $1.0 billion related to HELOC securitizations, of which $1.0 billion were written in the Company’s financial guaranty direct segment.  As of June 30, 2008, the Company had net par outstanding of $0.9 billion for transactions with Countrywide, of which $0.9 billion were written in the Company’s financial guaranty direct segment (“direct Countrywide transactions”).

                The performance of the Company’s HELOC exposures deteriorated during 2007 and the first six months of 2008 and transactions, particularly those originated in the period from 2005 through 2007, continue to perform below the Company’s original underwriting expectations. In accordance with its standard practice, during Second Quarter 2008 and Six Months 2008, the Company evaluated the most currently available information, including trends in delinquencies, charge-offs on the underlying loans and draw rates on the lines of credit. The range of the key assumptions used in our analysis of potential case loss reserves on the direct Countrywide transactions is presented in the following table:

Key Variables	Range
Constant payment rate	10 – 12%
Constant default rate	1.25 – 5.0%
Draw rate	2 – 3%
Excess spread	275 – 325 bps per annum
Roll rates
30-90 days past due	75% ultimate default rate
90+ days past due	100% ultimate default rate
In bankruptcy	100% ultimate default rate
In foreclosure	100% ultimate default rate
Loss Severity	100%

                Based on this analysis, during the Second Quarter 2008, there has been no change in the Company’s internal risk ratings of the direct Countrywide transactions and correspondingly, no change in case or portfolio reserves related to these transactions.  During Second Quarter 2008, certain of the Company’s other HELOC transactions experienced increases in delinquencies and collateral losses. As a result of analyzing these other HELOC transactions and modeling various loss scenarios, and in accordance with the Company’s policies for establishing case and portfolio loss reserves, during Second Quarter 2008 the Company made additions to case reserves of $6.0 million for these other HELOC exposures in the financial guaranty direct segment. The Company also made reductions to portfolio reserves of $(2.0) million for its HELOC exposures in the financial guaranty direct segment associated with exposures where a case reserve was established.  As mentioned above, the portfolio reserve associated with the direct Countrywide transactions remained unchanged.

                For Six Months 2008, the Company made additions to portfolio reserves of $14.7 million and additions to case reserves of $6.0 million for its HELOC exposures in its financial guaranty direct segment.  As of June 30, 2008 the Company had $25.4 million of portfolio reserves for its HELOC exposures, of which $25.0 million relate to the financial guaranty direct segment, specifically the direct Countrywide transactions discussed above.  As of June 30, 2008 the Company had $6.0 million of case reserves for its HELOC exposures, all of which relate to the financial guaranty direct segment. Additionally, the Company recorded salvage recoverables of $65.1 million associated with the direct Countrywide transactions.

                The ultimate performance of the Company’s HELOC transactions will depend on many factors, such as the level and timing of loan defaults, interest proceeds generated by the securitized loans, repayment speeds and changes in home prices, as well as the levels of credit support built into each transaction. Other factors also may have a material impact upon the ultimate performance of each transaction, including the ability of the seller and servicer to fulfill all of their contractual obligations including its obligation to fund future draws on lines of credit. The variables affecting transaction performance are interrelated, difficult to predict and subject to considerable volatility. Consequently, the range of potential outcomes is wide and subject to significant uncertainty. Based on currently available information, the Company believes the reasonably possible range of case loss for its direct Countrywide transactions in the financial guaranty direct segment is $0–$55 million after tax. If actual results differ materially from any of the Company’s assumptions, the losses incurred could be materially different from the Company’s estimate. The Company continues to update its evaluation of these exposures as new information becomes available.

                Another type of RMBS transaction is generally referred to as “Subprime RMBS”. The collateral supporting such transactions is comprised of first-lien residential mortgage loans made to subprime borrowers. A “subprime borrower” is one considered to be a higher risk credit based on credit scores or other risk characteristics. As of June 30, 2008, the Company had net par outstanding of $5.4 billion related to Subprime RMBS securitizations. Of that amount, $4.9 billion is from transactions issued in the period from 2005 through 2007 and written in the Company’s financial guaranty direct segment. The majority of the Company’s Subprime RMBS exposure is rated triple-A by all major rating agencies, and by the Company, at June 30, 2008. As of June 30, 2008, the Company had portfolio reserves of $4.2 million and case reserves of $4.4 million related to its $5.4 billion U.S. Subprime RMBS exposure, of which $3.6 million were portfolio reserves related to its $4.9 billion exposure in the financial guaranty direct segment for transactions issued from 2005 through 2007.

                The problems affecting the subprime mortgage market have been widely reported, with rising delinquencies, defaults and foreclosures negatively impacting the performance of Subprime RMBS transactions. Those concerns relate primarily to Subprime RMBS issued in the period from 2005 through 2007. The $4.9 billion exposure that the Company has to such transactions in its financial guaranty direct segment benefits from various structural protections, including credit enhancement that on average currently equals approximately 52.1% of the remaining principal balance of the transactions.

                The Company also has exposure of $393.5 million to Closed-End Second (“CES”) RMBS transactions, all of which is in the direct segment. As with other types of RMBS, the Company has seen significant deterioration in the performance of one of its CES transactions, which had exposure of $97.0 million, during the quarter ended June 30, 2008.  Specifically, during the Second Quarter 2008, one transaction in the financial guaranty direct segment experienced a significant increase in delinquencies and collateral losses, which resulted in erosion of the Company’s credit enhancement.  Based on the Company’s analysis of the transaction and its projected losses, case reserves of $20.1 million were established for this transaction as of June 30, 2008. Additionally, as of June 30, 2008, the Company had portfolio reserves of $0.1 million in its financial guaranty direct segment related to its U.S. Closed-End Second RMBS exposure.

                Another type of RMBS transaction is generally referred to as “Alt-A RMBS”. The collateral supporting such transactions is comprised of first-lien residential mortgage loans made to prime quality borrowers that lack certain ancillary characteristics that would make them prime. As of June 30, 2008, the Company had net par outstanding of $6.3 billion related to Alt-A RMBS securitizations. Of that amount, $6.1 billion is from transactions issued in the period from 2005 through 2007 and written in the Company’s financial guaranty direct segment. The majority of the Company’s Alt-A RMBS exposure is rated triple-A by all major rating agencies, and by the Company, at June 30, 2008. As of June 30, 2008, the Company had portfolio reserves of $0.6 million and case reserves of $0 related to its $6.3 billion Alt-A RMBS exposure, all of which were portfolio reserves related to its exposure in the financial guaranty direct segment.

                The ultimate performance of the Company’s Subprime RMBS and CES  RMBS  transactions remains highly uncertain and may be subject to considerable volatility due to the influence of many factors, including the level and timing of loan defaults, changes in housing prices and other variables. The Company’s current estimate of loss reserves related to its Subprime RMBS and CES RMBS exposures represent management’s best estimate of loss based on the current information, however, actual results may differ materially from current estimates. The Company will continue to monitor the performance of its Subprime RMBS and CES RMBS exposures and will adjust the risk ratings of those transactions based on actual performance and management’s estimates of future performance.

6.  Analysis Of Premiums Written, Premiums Earned And Loss And Loss Adjustment Expenses

Direct, assumed, and ceded premium and loss and loss adjustment expense amounts for the First and Second Quarters of 2008 and 2007 were as follows (2007 amounts have been reclassified as discussed in Note 2):

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in thousands of U.S. dollars)
Premiums Written
Direct	$197,168	$44,406	$342,982	$76,553
Assumed	2,352	2,747	819	5,965
Ceded	(63,863)	(7,476)	(104,347)	(22,569)
Net	135,657	$39,677	$239,454	$59,949

Premiums Earned
Direct	$21,063	$11,439	$38,415	$23,710
Assumed	5,863	8,583	11,408	19,271
Ceded	(7,905)	(5,904)	(14,768)	(12,333)
Net	$19,021	$14,118	$35,055	$30,648

Loss and Loss Adjustment Expenses (Recoveries)
Direct	$28,214	$1,073	$64,129	$1,724
Assumed	602	(15,945)	589	(23,802)
Ceded	(5,321)	(259)	(17,698)	(338)
Net	$23,495	$(15,131)	$47,020	$(22,416)

Reinsurance recoverable on ceded losses and loss and loss adjustment expenses as of June 30, 2008 and December 31, 2007 were $28.2 million and $20.5 million, respectively.

7.  Commitments and Contingencies

Litigation

Lawsuits arise in the ordinary course of the Company’s business. It is the opinion of the Company’s management, based upon the information available, that the expected outcome of these matters, individually or in the aggregate, will not have a material adverse effect on the Company’s financial position, results of operations or liquidity, although an adverse resolution of a number of these items could have a material adverse effect on the Company’s results of operations or liquidity in a particular quarter or fiscal year.

In the ordinary course of their respective businesses, certain of the Company’s subsidiaries assert claims in legal proceedings against third parties to recover losses paid in prior periods. The amounts, if any, the Company will recover in these proceedings are uncertain, although recoveries in any one or more of these proceedings during any quarter or fiscal year could be material to the Company’s results of operations in that particular quarter or fiscal year.

Real Estate Lease

In June 2008, Assured Guaranty Corp. entered into a new five-year lease agreement for New York office space. Future minimum annual payments of $5.7 million will commence October 1, 2008 and are subject to escalation in building operating costs and real estate taxes.

Reinsurance

The Company is party to reinsurance agreements with most of the major monoline primary financial guaranty insurance companies. The Company’s facultative and treaty agreements are generally subject to termination (i) upon written notice (ranging from 90 to 120 days) prior to the specified deadline for renewal, (ii) at the option of the primary insurer if the Company fails to maintain certain financial, regulatory and rating agency criteria which are equivalent to or more stringent than those the Company is otherwise required to maintain for its own compliance with state mandated insurance laws and to maintain a specified financial strength rating for the particular insurance subsidiary or (iii) upon certain changes of control of the Company. Upon termination under the conditions set forth in (ii) and (iii) above, the Company may be required (under some of its reinsurance agreements) to return to the primary insurer all statutory unearned premiums, less ceding commissions, attributable to reinsurance ceded pursuant to such agreements after which the Company would be released from liability with respect to the ceded business. Upon the occurrence of the conditions set forth in (ii) above, whether or not an agreement is terminated, the Company may be required to obtain a letter of credit or alternative form of security to collateralize its obligation to perform under such agreement or it may be obligated to increase the level of ceding commission paid.

8.  Credit Facilities

2006 Credit Facility

On November 6, 2006, Assured Guaranty Ltd. and certain of its subsidiaries entered into a $300.0 million five-year unsecured revolving credit facility (the “2006 credit facility”) with a syndicate of banks.  Under the $300.0 million credit facility, each of the Company, AG (UK), AG Re, Assured Guaranty Re Overseas Ltd. (“AGRO”) and Assured Guaranty Ltd. are entitled to request the banks to make loans to such borrower or to request that letters of credit be issued for the account of such borrower.

Of the $300.0 million available to be borrowed, no more than $100.0 million may be borrowed by Assured Guaranty Ltd., AG Re or AGRO, individually or in the aggregate, and no more than $20.0 million may be borrowed by AG (UK).  The stated amount of all outstanding letters of credit and the amount of all unpaid drawings in respect of all letters of credit cannot, in the aggregate, exceed $100.0 million.

The 2006 credit facility also provides that Assured Guaranty Ltd. may request that the commitment of the banks be increased an additional $100.0 million up to a maximum aggregate amount of $400.0 million.  Any such incremental commitment increase is subject to certain conditions provided in the agreement and must be for at least $25.0 million.

The proceeds of the loans and letters of credit are to be used for the working capital and other general corporate purposes of the borrowers and to support reinsurance transactions.

At the closing of the 2006 credit facility, (i) the Company guaranteed the obligations of AG (UK) under such facility, (ii) Assured Guaranty Ltd. guaranteed the obligations of AG Re and AGRO under such facility and agreed that, if the Company Consolidated Assets (as defined in the related credit agreement) of the Company and its subsidiaries were to fall below $1.2 billion, it would, within 15 days, guarantee the obligations of the Company and AG (UK) under such facility, (iii) Assured Guaranty Overseas US Holdings Inc. guaranteed the obligations of Assured Guaranty Ltd., AG Re and AGRO under such facility and (iv) Each of AG Re and AGRO guarantees the other as well as Assured Guaranty Ltd.

The 2006 credit facility’s financial covenants require that Assured Guaranty Ltd. (a) maintain a minimum net worth of seventy-five percent (75%) of the Consolidated Net Worth of Assured Guaranty Ltd. as of the most recent fiscal quarter of Assured Guaranty Ltd. prior to November 6, 2006 and (b) maintain a maximum debt-to-capital ratio of 30%.  In addition, the 2006 credit facility requires that the Company maintain qualified statutory capital of at least 75% of its statutory capital as of the fiscal quarter prior to November 6, 2006.  Furthermore, the 2006 credit facility contains restrictions on Assured Guaranty Ltd. and its subsidiaries, including, among other things, in respect of their ability to incur debt, permit liens, become liable in respect of guaranties, make loans or investments, pay dividends or make distributions, dissolve or become party to a merger, consolidation or acquisition, dispose of assets or enter into affiliate transactions.  Most of these restrictions are subject to certain minimum thresholds and exceptions.  The 2006 credit facility has customary events of default, including (subject to certain materiality thresholds and grace periods) payment default, failure to comply with covenants, material inaccuracy of representation or warranty, bankruptcy or insolvency proceedings, change of control and cross-default to other debt agreements.  A default by one borrower will give rise to a right of the lenders to terminate the facility and accelerate all amounts then outstanding. As of June 30, 2008 and December 31, 2007, Assured Guaranty was in compliance with all of those financial covenants.

As of June 30, 2008 and December 31, 2007, no amounts were outstanding under this facility nor have there been any borrowings under this facility.

The 2006 credit facility replaced a $300.0 million three-year credit facility. Letters of credit totaling approximately $2.9 million were outstanding as of June 30, 2008 related to the Real Estate Lease agreement discussed in Note 7. No letters of credit were outstanding as of December 31, 2007.

Committed Capital Securities

On April 8, 2005, the Company entered into four separate agreements with four different unaffiliated custodial trusts pursuant to which the Company may, at its option, cause each of the custodial trusts to purchase up to $50.0 million of perpetual preferred stock of the Company.  The custodial trusts were created as a vehicle for providing capital support to the Company by allowing the Company to obtain immediate access to new capital at its sole discretion at any time through the exercise of the put option.  If the put options were exercised, the Company would receive $200.0 million in return for the issuance of its own perpetual preferred stock, the proceeds of which may be used for any purpose including the payment of claims.  The put options were not exercised during 2008 or 2007.  Initially, all of committed capital securities of the custodial trusts (the “CCS Securities”) were issued to a special purpose pass-through trust (the “Pass-Through Trust”).   The Pass-Through Trust was dissolved in April 2008 and the committed capital securities were distributed to the holders of the Pass-Through Trust’s securities.   Neither the Pass-Through Trust nor the Custodial Trusts are consolidated in the Company’s financial statements.

Income distributions on the Pass-Through Trust Securities and CCS Securities were equal to an annualized rate of One-Month LIBOR plus 110 basis points for all periods ending on or prior to April 8, 2008. Following dissolution of the Pass-Through Trust, distributions on the CCS Securities will be determined pursuant to an auction process. On April 7, 2008 this auction process failed, thereby increasing the annualized rate on the CCS Securities to One-Month LIBOR plus 250 basis points. Distributions on the AGC Preferred Stock will be determined pursuant to the same process or, if the Company so elects upon the dissolution of the Custodial Trusts at a fixed rate equal to One-Month LIBOR plus 250 basis points (based on the then current 30-year swap rate).

During Second Quarter 2008 and Second Quarter 2007 the Company incurred $1.7 million and $0.7 million, respectively, of put option premiums which are an on-going expense. During Six Months 2008 and Six Months 2007, the Company incurred $2.5 million and $1.3 million, respectively, of put option premiums which are an on-going expense. The increase in Second Quarter 2008 and Six Months 2008 compared to the respective periods in 2007 was due to the increase in annualized rates from One-Month LIBOR plus 110 basis points to One-Month LIBOR plus 250 basis points because the auction process failed. These expenses are presented in the Company’s unaudited interim consolidated statements of operations and comprehensive income under other expense.

The CCS securities have a fair value of $25.7 million and $8.3 million as of June 30, 2008 and December 31, 2007, respectively, and a change in fair value during Second Quarter 2008 and Six Months 2008 of $8.9 million  and $17.4 million, respectively, which are recorded in the consolidated balance sheets in other assets and the unaudited interim consolidated statements of operations and comprehensive income in other income, respectively. The change in fair value of CCS securities was $0 during both Second Quarter 2007 and Six Months 2007, as the fair value was $0 at June 30, 2007, March 31, 2007 and December 31, 2006.

9.  Employee Benefit Plans

Share-Based Compensation

The employees of the Company participate in Assured Guaranty Ltd.’s share-based compensation plans. Share-based compensation expense in Second Quarter 2008 and Second Quarter 2007 was $1.2 million ($0.8 million after tax) and $1.9 million ($1.2 million after tax), respectively. Share-based compensation expense in Six Months

2008 and Six Months 2007 was $3.9 million ($2.6 million after tax) and $4.5 million ($2.9 million after tax), respectively.  Second Quarter 2008 and Six Months 2008 expense included $(0.1) million ($(0.1) million after tax) and $1.2 million ($0.8 million after tax), respectively, related to accelerated vesting for stock award grants to retirement-eligible employees. Second Quarter 2007 and Six Months 2007 expense included $0.4 million ($0.3 million after tax) and $1.6 million ($1.1 million after tax), respectively, related to accelerated vesting for stock award grants to retirement-eligible employees.

Beginning February 2008, Assured Guaranty Ltd granted restricted stock units to employees of the Company with the vesting terms similar to those of the restricted common shares. During Second Quarter 2008 and Six Months 2008, the Company recognized $0.1 million ($0.1 million after tax) and $0.9 million ($0.6 million after tax), respectively, of expense for restricted stock units to employees.

Performance Retention Plan

The Company recognized approximately $0.5 million ($0.3 million after tax) and $28,500 ($18,500 after tax) of expense for performance retention awards in Second Quarter 2008 and Second Quarter 2007, respectively. The Company recognized approximately $3.0 million ($2.0 million after tax) and $0.1 million ($39,000 after tax) of expense for performance retention awards in Six Months 2008 and Six Months 2007, respectively. The Company’s compensation expense for 2007 was in the form of performance retention awards and the awards that were made in 2007 vest over a four year period.

10.  Income Taxes

Liability For Tax Basis Step-Up Adjustment

In connection with the IPO, the Company and ACE Financial Services Inc. (“AFS”), a subsidiary of ACE, entered into a tax allocation agreement, whereby the Company and AFS made a “Section 338 (h)(10)” election that has the effect of increasing the tax basis of certain affected subsidiaries’ tangible and intangible assets to fair value.  Future tax benefits that the Company derives from the election will be payable to AFS when realized by the Company.

As a result of the election, the Company has adjusted its net deferred tax liability, to reflect the new tax basis of the Company’s affected assets.  The additional basis is expected to result in increased future income tax deductions and, accordingly, may reduce income taxes otherwise payable by the Company.  Any tax benefit realized by the Company will be paid to AFS.   Such tax benefits will generally be calculated by comparing the Company’s actual taxes to the taxes that would have been owed had the increase in basis not occurred.  After a 15 year period, to the extent there remains an unrealized tax benefit, the Company and AFS will negotiate a settlement of the unrealized benefit based on the expected realization at that time.

The Company initially recorded a $49.0 million reduction of its existing deferred tax liability, based on an estimate of the ultimate resolution of the Section 338(h)(10) election.  Under the tax allocation agreement, the Company estimated that, as of the IPO date, it was obligated to pay $20.9 million to AFS and accordingly established this amount as a liability. The initial difference, which is attributable to the change in the tax basis of certain liabilities for which there is no associated step-up in the tax basis of its assets and no amounts due to AFS, resulted in an increase to additional paid-in capital of $28.1 million.  As of June 30, 2008 and December 31, 2007, the liability for tax basis step-up adjustment, which is included in the Company’s balance sheets in “Other liabilities,” were $9.5 million and $9.9 million, respectively. The Company has paid ACE and correspondingly reduced its liability by $0.4 million and $4.5 million in Six Months 2008 and Six Months 2007, respectively.

11.  Segment Reporting

The Company has three principal business segments: (1) financial guaranty direct, which includes transactions whereby the Company provides an unconditional and irrevocable guaranty that indemnifies the holder of a financial obligation against non-payment of principal and interest when due, and could take the form of a credit derivative; (2) financial guaranty reinsurance, which includes agreements whereby the Company is a reinsurer and agrees to indemnify a primary insurance company against part or all of the loss which the latter may sustain under a policy it has issued; and (3) other, which includes lines of business in which the Company is no longer active.

The Company does not segregate assets and liabilities at a segment level since management reviews and controls these assets and liabilities on a consolidated basis. The Company allocates operating expenses to each segment based on a comprehensive cost study and is based on departmental time estimates and headcount.

Management uses underwriting gains and losses as the primary measure of each segment’s financial performance. Underwriting gain is calculated as net earned premiums plus realized gains and other settlements on credit derivatives, less the sum of loss and loss adjustment expenses (recoveries) including incurred losses on credit derivatives, profit commission expense, acquisition costs and other operating expenses that are directly related to the operations of the Company’s insurance businesses. This measure excludes certain revenue and expense items, such as net investment income, realized investment gains and losses, incurred losses on credit derivatives, other income, and interest and other expenses, that are not directly related to the underwriting performance of the Company’s insurance operations, but are included in net income.

The following tables summarize the components of underwriting gain (loss) for each reporting segment:

	Three Months Ended June 30, 2008
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$197.2	$2.3	$—	$199.5
Net written premiums	133.5	2.2	—	135.7
Net earned premiums	14.0	5.0	—	19.0
Realized gain and other settlements on credit derivatives	24.0	—	—	24.0
Loss and loss adjustment expenses (recoveries)	22.9	0.7	—	23.5
Incurred losses on credit derivatives	2.4	—	—	2.4
Total loss and loss adjustment expenses (recoveries)	25.3	0.7	—	25.9
Profit commission expense	—	—	—	—
Acquisition costs	1.2	2.0	—	3.3
Other operating expenses	11.6	1.3	—	12.9
Underwriting (loss) gain	$(0.1)	$1.1	$—	$0.9

	Three Months Ended June 30, 2007
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$44.7	$2.4	$0.1	$47.2
Net written premiums	37.6	2.0	—	39.7
Net earned premiums	6.7	7.4	—	14.1
Realized gain and other settlements on credit derivatives	11.9	0.2	—	12.1
Loss and loss adjustment expenses (recoveries)	0.8	(15.9)	—	(15.1)
Incurred gains on credit derivatives	(0.5)	—	—	(0.5)
Total loss and loss adjustment expenses (recoveries)	0.3	(15.9)	—	(15.6)
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	0.4	2.9	—	3.4
Other operating expenses	10.4	1.1	—	11.4
Underwriting gain	$7.5	$20.0	$—	$27.6

	Six Months Ended June 30, 2008
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$343.0	$0.7	$0.2	$343.8
Net written premiums	238.8	0.7	—	239.5
Net earned premiums	25.4	9.6	—	35.1
Realized gain and other settlements on credit derivatives	44.8	0.1	—	44.9
Loss and loss adjustment expenses (recoveries)	46.4	0.6	—	47.0
Incurred losses on credit derivatives	3.9	—	—	3.9
Total loss and loss adjustment expenses (recoveries)	50.4	0.6	—	50.9
Profit commission expense	—	0.4	—	0.4
Acquisition costs	2.7	4.0	—	6.8
Other operating expenses	24.9	2.5	—	27.5
Underwriting (loss) gain	$(7.8)	$2.2	$—	$(5.6)

	Six Months Ended June 30, 2007
	Financial Guaranty Direct	Financial Guaranty Reinsurance	Other	Total
	(in millions of U.S. dollars)
Gross written premiums	$76.6	$5.7	$0.2	$82.5
Net written premiums	54.9	5.0	—	59.9
Net earned premiums	13.1	17.5	—	30.6
Realized gain and other settlements on credit derivatives	23.8	0.1	—	23.9
Loss and loss adjustment expenses (recoveries)	1.3	(23.7)	—	(22.4)
Incurred gains on credit derivatives	(0.1)	—	—	(0.1)
Total loss and loss adjustment expenses (recoveries)	1.2	(23.7)	—	(22.5)
Profit commission expense	—	(0.4)	—	(0.4)
Acquisition costs	1.6	6.4	—	8.1
Other operating expenses	20.8	2.3	—	23.0
Underwriting gain	$13.3	$33.2	$—	$46.5

The following is a reconciliation of total underwriting gain (loss) to income before provision for income taxes for the periods ended:

	Three Months Ended June 30,		Six Months Ended June 30,
	2008	2007	2008	2007
	(in millions of U.S. dollars)
Total underwriting gain (loss)	$0.9	$27.6	$(5.6)	$46.5
Net investment income	17.4	15.1	33.5	30.8
Net realized investment gains (losses)	1.6	(0.6)	2.2	(0.7)
Unrealized gains on credit derivatives, excluding incurred losses on credit derivatives	612.9	(12.3)	398.1	(18.2)
Other income	9.0	—	17.6	—
Interest expense	—	—	—	(0.1)
Other expense	(1.7)	(0.7)	(2.5)	(1.3)
Income before provision for income taxes	$640.3	$29.0	$443.3	$56.8

12. Fair Value of Financial Instruments

Background

Effective January 1, 2008, the Company adopted FAS No. 157, “Fair Value Measurements” (“FAS 157”). FAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. FAS 157 applies to other accounting pronouncements that require or permit fair value measurements, but does not require any new fair value measurements.

FAS 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants on the measurement date.  The price shall represent that available in the principal market for the asset or liability.  If there is no principal market, then the price is based on the market that maximizes the value received for an asset or minimizes the amount paid for a liability (i.e. the most advantageous market).

FAS 157 specifies a fair value hierarchy based on whether the inputs to valuation techniques used to measure fair value are observable or unobservable.  Observable inputs reflect market data obtained from independent sources,  while unobservable inputs reflect Company estimates of market assumptions.  In accordance with FAS 157, the fair value hierarchy prioritizes model inputs into three broad levels as follows:

•                  Level 1 – Quoted prices for identical instruments in active markets.

•                  Level 2 – Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and observable inputs other than quoted prices, such as interest rates or yield curves and other inputs derived from or corroborated by observable market inputs.

•                  Level 3 – Model derived valuations in which one or more significant inputs or significant value drivers are unobservable.  This hierarchy requires the use of observable market data when available.

An asset or liability’s categorization within the fair value hierarchy is based on the lowest level of significant input to its valuation.

Application of FAS 157 is prospective, with limited exceptions.  These exceptions do not apply to the Company.  As such, the adoption of FAS 157 is prospective.

Effect on the Company’s financial statements

FAS 157 applies to both amounts recorded in the Company’s financial statements and to disclosures.  Amounts recorded at fair value in the Company’s financial statements are fixed maturity securities available for sale, short-term investments, credit derivative assets and liabilities relating to the Company’s CDS contracts and CCS Securities.  The fair value of these items as of June 30, 2008 is summarized in the following table.

		Fair Value Measurements Using
(Dollars in millions)	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets
Fixed maturity securities	$1,474.7	$—	$1,474.7	$—
Short-term investments	215.4	8.0	207.4	—
Credit derivative assets	156.3	—	—	156.3
CCS Securities	25.7	—	25.7	—
Total assets	$1,872.1	$8.0	$1,707.8	$156.3
Liabilities
Credit derivative liabilities	$230.2	$—	$—	$230.2

Fixed Maturity Securities and Short-term Investments

The fair value of fixed maturity securities and short-term investments is determined using one of three different pricing services: pricing vendors, index providers or broker-dealer quotations.  Pricing services for each sector of the market are determined based upon the provider’s expertise.

Typical inputs used by these three pricing methods include, but are not limited to, reported trades, benchmark yields, issuer spreads, bids, offers, and/or estimated cash flows and prepayments speeds. Based on the typical trading volumes and the lack of quoted market prices for fixed maturities, third party pricing services will normally derive the security prices through recent reported trades for identical or similar securities making adjustments through the reporting date based upon available market observable information as outlined above. If there are no recent reported trades, the third party pricing services and brokers may use matrix or model processes to develop a security price where future cash flow expectations are developed based upon collateral performance and discounted at an estimated market rate. Included in the pricing of asset backed securities are estimates of the rate of future prepayments of principal over the remaining life of the securities. Such estimates are derived based on the characteristics of the underlying structure and prepayment speeds previously experienced at the interest rate levels projected for the underlying collateral.

The Company has analyzed the third party pricing services’ valuation methodologies and related inputs, and has also evaluated the various types of securities in its investment portfolio to determine an appropriate FAS 157 fair value hierarchy level based upon trading activity and observability of market inputs.  Based on this evaluation, each price was classified as Level 1, 2 or 3.   Prices provided by third party pricing services with market observable inputs are classified as Level 2.  Prices on the money fund portion of short-term investments are classified as Level 1.  No investments were classified as Level 3 as of June 30, 2008 or for the three- and six-month periods then ended.

CCS Securities

The fair value of CCS Securities represents the present value of remaining expected put option premium payments under the CCS Securities agreements and the value of such estimated payments based upon the quoted price for such premium payments as of June 30, 2008 (see Note 8). The $25.7 million fair value asset for CCS Securities is included in other assets in the consolidated balance sheet. Changes in fair value of this asset are included in other income. The significant market inputs used are observable, therefore, the Company classified it as Level 2.

Level 3 Valuation Techniques

Financial instruments are considered Level 3 when their values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.  Level 3 financial instruments also include those for which the determination of fair value requires significant management judgment or estimation.  A brief description of the valuation techniques used for Level 3 assets and liabilities is provided below.

Credit Derivatives

The Company’s credit derivatives consist of insured CDS contracts (see Note 4).  As discussed in Note 4, the Company does not typically exit its credit derivative contracts, and there are no quoted prices for its instruments or for similar instruments.  Observable inputs other than quoted market prices exist, however, these inputs reflect contracts that do not contain terms and conditions similar to the credit derivative contracts issued by the Company.  Therefore, the valuation of credit derivative contracts requires the use of models that contain significant, unobservable inputs.  Thus, we believe the credit derivative valuations are in Level 3 in the fair value hierarchy discussed above.

The fair value of the Company’s credit derivative contracts represents the difference between the present value of remaining expected premiums the Company receives for the credit protection and the estimated present value of premiums that a comparable financial guarantor would hypothetically charge the Company for the same protection at the balance sheet date.  The fair value of the Company’s credit derivatives depends on a number of factors including notional amount of the contract, expected term, credit spreads, changes in interest rates, recovery rates, the credit ratings of referenced entities, the Company’s own credit risk and remaining contractual cash flows.  Contractual cash flows, which are included in the “Realized gains and other settlements on credit derivatives” fair value component of credit derivatives, are the most readily observable variables of the fair value of credit derivative contracts since they are based on contractual terms.  These variables include (i) net premiums received and receivable on written credit derivative contracts, (ii) net premiums paid and payable on purchased contracts, (iii) losses paid and payable to credit derivative contract counterparties and (iv) losses recovered and recoverable on purchased contracts.  The remaining key variables described above impact “Unrealized gains (losses) on credit derivatives”.

Market conditions at June 30, 2008 were such that market prices were not generally available.  Where market prices were not available, the Company used a combination of observable market data and valuation models, using various market indexes,  credit spreads, the Company’s own credit risk, and estimated contractual payments to estimate the “Unrealized gains (losses) on credit derivatives” portion of the fair value of its credit derivatives.  These models are primarily developed internally based on market conventions for similar transactions.  Management considers the non-standard terms of its credit derivative contracts in determining the fair value of these contracts.  These terms differ from credit derivatives sold by companies outside the financial guaranty industry.  The non-standard terms include the absence of collateral support agreements or immediate settlement provisions, relatively high attachment points and the fact that the Company does not typically exit derivatives it sells for credit protection purposes, except under specific circumstances such as exiting a line of business.  Because of these terms and conditions, the fair value of the Company’s credit derivatives may not reflect the same prices observed in an actively traded market of credit derivatives that do not contain terms and conditions similar to those observed in the financial guaranty market.  These models and the related assumptions are continuously reevaluated by management and enhanced, as appropriate, based upon improvements in modeling techniques and availability of more timely market information.

Valuation models include the use of management estimates and current market information. Management is also required to make assumptions on how the fair value of credit derivative instruments is affected by current market conditions. Management considers factors such as current prices charged for similar agreements, performance of underlying assets, life of the instrument, and the extent of credit derivative exposure the Company ceded under reinsurance agreements, and the nature and extent of activity in the financial guaranty credit derivative marketplace. The assumptions that management uses to determine its fair value may change in the future due to market conditions. Due to the inherent uncertainties of the assumptions used in the valuation models to determine the fair value of these credit derivative products, actual experience may differ from the estimates reflected in the Company’s consolidated financial statements, and the differences may be material.

The net par outstanding of the Company’s credit derivative contracts was $58.3 billion and $53.0 billion at June 30, 2008 and December 31, 2007, respectively.   The estimated remaining average life of these contracts at June 30, 2008 was 7.6 years.

As required by FAS 157, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.  As of June 30, 2008, these contracts are classified as Level 3 in the FAS 157 hierarchy since there is reliance on at least one unobservable input deemed significant to the valuation model, most significantly the Company’s estimate of the value of the non-standard terms and conditions of its credit derivative contracts and of the Company’s current credit standing.

The table below presents a reconciliation of the Company’s credit derivatives whose fair value included significant unobservable inputs (Level 3) during the three and six months ended June 30, 2008.

Three Months Ended June 30, 2008

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(Dollars in millions)	Credit Derivative Liability (Asset), net
Beginning Balance	$680,788
Total gains or losses realized and unrealized
Unrealized gains on credit derivatives	(610,556)
Realized gains and other settlements on credit derivatives	(24,042)
Current period net effect of purchases, settlements and other activity included in unrealized portion of beginning balance	27,763
Transfers in and/or out of Level 3	—
Ending Balance	$73,953

Gains and losses (realized and unrealized) included in earnings for the period are reported as follows:
Total realized and unrealized gains included in earnings for the period	$634,598
Change in unrealized gains on credit derivatives still held at the reporting date	$607,706

Six Months Ended June 30, 2008

Fair Value Measurements Using Significant Unobservable Inputs (Level 3)
(Dollars in millions)	Credit Derivative Liability (Asset), net
Beginning Balance	$469,310
Total gains or losses realized and unrealized
Unrealized gains on credit derivatives	(394,169)
Realized gains and other settlements on credit derivatives	(44,865)
Current period net effect of purchases, settlements and other activity included in unrealized portion of beginning balance	43,677
Transfers in and/or out of Level 3	—
Ending Balance	$73,953

Gains and losses (realized and unrealized) included in earnings for the period are reported as follows:
Total realized and unrealized gains included in earnings for the period	$439,034
Change in unrealized gains on credit derivatives still held at the reporting date	$388,846

13.  Rating Agency Actions

On July 21, 2008, Moody’s Investors Service placed under review for possible downgrade the Aaa insurance financial strength ratings of Assured Guaranty Corp. and its wholly owned subsidiary, Assured Guaranty (UK) Ltd., as well as the Aa2 insurance financial strength ratings of AG Re and its affiliated insurance operating companies. Moody’s has also placed under review for possible downgrade the Aa3 senior unsecured rating of AGC’s parent company, Assured Guaranty US Holdings Inc. and the Aa3 issuer rating of the ultimate holding company, Assured Guaranty Ltd.

If the ratings of any of our insurance subsidiaries were reduced below current levels, it could have an adverse effect on the affected subsidiary’s competitive position and its prospects for future business opportunities. A downgrade may also reduce the value of the reinsurance we offer, which may no longer be of sufficient economic value for our customers to continue to cede to our subsidiaries at economically viable rates.

In the event AGC were downgraded from AAA to Aa2, with respect to certain of its credit derivative contracts, the amount of par subject to collateral posting requirements would increase to $2.0 billion from $1.6 billion. Additionally, certain collateral posting thresholds would be lowered, however, at current fair market value amounts, AGC would not have to pledge additional collateral for the benefit of its counterparties. A downgrade to Aa2 would not allow AGC’s counterparties to terminate their credit derivative agreements, and no payment of a settlement amount would be required. With respect to AGC’s assumed business, the effect of a downgrade to Aa2 would be immaterial.

A downgrade may also negatively impact the affected company’s ability to write new business or negotiate favorable terms on new business.

The Company’s financial strength ratings assigned by Standard & Poor’s Rating Service, a division of McGraw-Hill Companies, Inc. (“S&P”) and Fitch, Inc. (“Fitch”) were recently affirmed on June 18, 2008 and December 12, 2007, respectively.  Management is uncertain what, if any, impact Moody’s review for possible downgrade will have on the Company’s financial strength ratings from S&P and Fitch.